

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Dairen Lin
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033
China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 25, 2018**
> **File No. 001-31914**

Dear Mr. Lin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance